82-34629

Rule 12g3-2(b) File Number: ~~82-5237~~

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

August 18th, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C., 20549

Re: Rule 12g3-2(b) Exemption – File Number 82-5237
Zhejiang Expressway Co., Ltd. (the "Company")

Dear Sir or Madam:

We are exempt from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) there under. Our file number is 82-5237.

According to Rule 12g3-2(b), we are required to furnish to you information made public, filed with the Hong Kong Stock Exchange, the London Stock Exchange and the Berlin Stock Exchange or sent to security holders promptly after such information becomes available. Accordingly, we enclose herewith the following documents filed with the stock exchanges and made public:

1. A letter to the HKSE regarding the holding of board meeting on Aug.16, 2004;
2. A copy of the Summary of Interim Results Announcement submitted to the HKSE on Aug.16, 2004;
3. A copy of Interim Results Announcement for the six months ended June 30,2004;
4. A copy of the Notice of Extraordinary General Meeting dated Aug. 17, 2004 and;
5. A copy of the announcement on Connected Transaction dated Aug. 16, 2004.

We hope that you find the documents in order, and thank you for your attention.

Sincerely ~~yours,~~

Jingzhong ZHANG
Company Secretary
Zhejiang Expressway Co., Ltd.

Appedix 1.

CAZENOVE

RECEIVED
2004 AUG 23 A 9:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Direct Line 2123 0357
Direct Fax 2530 9492
Yiuting.tsoi@cazenove.com

To Vincent Lee/ Terence Tam/ Evelyn Fan   Reference

Company Stock Exchange of Hong Kong   Fax number +852 2905 1375

From YT Tsoi

Date 3 August 2004   Number of pages including this one 1

Please notify us if you do not receive all the pages

Dear Sirs,

Zhejiang Expressway Co., Ltd. (the "Company")
Notice of Board Meeting

On behalf of the Company, we would like to inform the Hong Kong Stock Exchange that a meeting of the Board of Directors of the Company will be held in Hangzhou, Zhejiang, the PRC on Monday, 16 August, 2004 at 10:00am for the discussion and approval, amongst others, of the followings:-

1. The unaudited financial statement of the Company for the 6 months ended 30 June 2004; and
2. The payment of interim dividend, if any.

Please feel free to contact the undersigned at +852 2123 0357 should you have any queries.

Yours faithfully,

Yiu-Ting Tsoi
Deputy General Manager
Cazenove Asia Limited

Cazenove Asia Limited 5001 One Exchange Square 8 Connaught Place Central Hong Kong
Telephone +852 2526 4211 Fax +852 2868 1411 www.cazenove.com

Appedix 2.

Investor

Investment Service Centre

Listed Companies Information

ZHEJIANGEXPRESS<00576> - Results Announcement

Zhejiang Expressway Co., Ltd. announced on 16/08/2004:
(stock code: 00576)
Year end date: 31/12/2004
Currency: RMB
Auditors' Report: N/A
Interim report reviewed by: Audit Committee

	Note	(Unaudited) Current Period from 01/01/2004 to 30/06/2004 ('000)	(Unaudited) Last Corresponding Period from 01/01/2003 to 30/06/2003 ('000)
Turnover	:	1,474,367	1,099,917
Profit/(Loss) from Operations	:	967,766	796,930
Finance cost	:	(56,009)	(66,518)
Share of Profit/(Loss) of Associates	:	8,940	5,936
Share of Profit/(Loss) of Jointly Controlled Entities	:	11,089	3,810
Profit/(Loss) after Tax & MI	:	602,410	492,147
% Change over Last Period	:	+22.4 %	
EPS/(LPS)-Basic (in dollars)	:	0.139	0.113
-Diluted (in dollars)	:	0.139	0.113
Extraordinary (ETD) Gain/(Loss)	:	0	0
Profit/(Loss) after ETD Items	:	602,410	492,147
Interim Dividend	:	0.04	0.04
per Share		-	-
(Specify if with other	:	-	-
options)		-	-
		-	-
B/C Dates for Interim Dividend	:	11/09/2004	to 11/10/2004bdi.
Payable Date	:	To be Announced	
B/C Dates for Extraordinary General Meeting	:	11/09/2004	to 11/10/2004bdi.
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Appendix 3.

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 0576)

2004 Interim Results Announcement

- Turnover up 34.0% to Rmb1,474,367,000
- Net profit up 22.4% to Rmb602,410,000
- Earnings per share up 22.4% to Rmb13.87 cents
- Interim dividend of Rmb4.0 cents per share recommended

The directors (the "Directors") of Zhejiang Expressway Co., Ltd. (the "Company") are pleased to announce the unaudited consolidated operating results of the Company and its subsidiaries (collectively the "Group") for the six months ended June 30, 2004 (the "Period"), prepared in conformity with accounting principles generally accepted in Hong Kong, with basis of preparations as stated in Note 1 to the consolidated financial statements below.

RESULTS AND DIVIDENDS

During the Period, the Group benefited from the continuing strong economic expansion of the Yangtze River Delta Region, and achieved robust business growth, a growth that was further amplified by a lower-than-usual comparison basis of the same period in 2003. Turnover for the Group grew by 34.0% to Rmb1,474.4 million while net profit from ordinary activities attributable to shareholders increased by 22.4% to Rmb602.4 million. Earnings per share for the Period was Rmb13.87 cents, representing an increase of 22.4% over the same period in 2003.

The Directors have recommended the payment of an interim dividend of Rmb4.0 cents per share in respect of the Period (same period in 2003: Rmb4.0 cents per share), subject to shareholders' approval at the extraordinary general meeting of the Company to be held on October 12, 2004.

The audit committee of the Company has reviewed the interim results. Set out below are the Group's unaudited consolidated income statement and balance sheet for the Period, with comparative figures of 2003 and relevant notes:

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Notes	For the six months ended June 30, 2004 Rmb'000	2003 Rmb'000
Turnover	2	1,474,367	1,099,917
Operating costs		(447,026)	(316,266)
Gross profit		1,027,341	783,651
Other revenue	3	(6,361)	56,033
Administrative expenses		(37,959)	(29,908)
Other operating expenses		(15,255)	(12,846)
Profit from operating activities	2, 4	967,766	796,930
Finance costs		(56,009)	(66,518)
Share of profit of associates		8,940	5,936
Share of profit of a jointly-controlled entity		11,089	3,810
Profit before tax		931,786	740,158
Tax	5	(266,895)	(203,370)
Profit before minority interests		664,891	536,788
Minority interests		(62,481)	(44,641)
Net profit from ordinary activities attributable to shareholders		602,410	492,147
Proposed interim dividends	6	173,725	173,725
Earnings per share	7	13.87 cents	11.33 cents

CONSOLIDATED BALANCE SHEET

	Notes	As of June 30, 2004 Unaudited Rmb'000	As of December 31, 2003 Audited Rmb'000

4. **Profit from operating activities**

The Group's profit from operating activities is arrived at after charging the following:

	For the six months ended June 30, 2004 Unaudited Rmb'000	2003 Unaudited Rmb'000
Depreciation	139,721	113,508
Amortization of expressway operating rights	4,350	4,350
Amortization of goodwill	6,126	6,317
Staff costs	44,035	39,428

5. **Tax**

As the Group had no taxable profits in Hong Kong during the Period, no Hong Kong profits tax had been provided.

The Group was subject to Corporate Income Tax ("CIT") in the PRC levied at a rate of 33% of taxable income based on income for financial reporting purposes prepared in accordance with the laws and regulations in the PRC.

	For the six months ended June 30, 2004 Unaudited Rmb'000	2003 Unaudited (Re-stated) Rmb'000
Group		
Tax charged	270,078	189,081
Tax refunded	(34,360)	(33,250)
Deferred	28,204	45,184
	263,922	201,015
Share of tax attributable to associates	2,242	2,601
Share of tax attributable to a joint-controlled entity	444	—
Share of deferred tax attributable to an associate	(153)	(712)
Share of deferred tax attributable to a jointly-controlled entity	440	466
Tax charge for the year	266,895	203,370

According to the relevant national tax rules, Zhejiang Shangsan Expressway Co., Ltd. ("Shangsan Co"), a subsidiary of the Company, was entitled to a 30% CIT exemption for the year ended December 31, 2003 under the category of "Enterprise providing employment opportunities to redundant city and county workers", while Zhejiang Expressway Investment Development Co., Ltd. ("Development Co"), a subsidiary of the Company, and Zhejiang Expressway Vehicle Towing and Rescue Services Co., Ltd. ("Services Co"), a subsidiary of the Development Co, were each entitled to a 100% CIT exemption for the year ended December 31, 2003 under the same category. In accordance with the approval given by relevant tax authorities, Rmb27,000,000 taxation was refunded to Shangsan Co, while Rmb6,550,000 and Rmb810,000 taxation were refunded to Development Co and Services Co, respectively, during the Period.

A reconciliation of the tax expense applicable to profit before tax using the statutory rates for the PRC to the tax expense at the effective tax rates is as follows:

	For the six months ended June 30, 2004 Unaudited Rmb'000	2003 Unaudited (Re-stated) Rmb'000
Group		
Profit before tax	931,786	740,158
Tax at the statutory tax rate of 33%	307,489	244,252
Tax refunded	(34,360)	(33,250)
Tax effect of net (income)/expense that is not (taxable)/deductible in determining taxable profit	(6,234)	(7,632)
Tax charge at the Group's effective tax rate	266,895	203,370

6. **Dividends**

The Directors recommend the payment of an interim dividend of Rmb4.0 cents (approximately HK3.8 cents) per share (for the six months ended June 30, 2003: Rmb4.0 cents) to holders of domestic shares and H shares of the Company whose names appear on the register of members of the Company as at September 17, 2004. The recommendation has been set out in the financial statements.

7. **Earnings per share**

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the Period of Rmb602,410,000 (2003: Rmb492,147,000) and the 4,343,114,500 shares (2003: 4,343,114,500 shares) in issue during the Period.

Diluted earnings per share for the Period have not been calculated, as no diluting event occurred

Faced with oil supply shortages in China and rise in global oil prices, Petroleum Co capitalized on its strong retail presence in key locations within Zhejiang Province and expanded its turnover by 26.1% during the Period, while increasing its net profit by 81.4% to Rmb14.3 million compared to the same period in 2003.

During the Period, sales of computer networking equipments by JoinHands Technology continued to slide due to market saturation, while additional efforts were made in expanding its fledgling digital printing business and developing a new technology software park located in Hangzhou High-tech Industrial Development Zone. With a decrease of 38.5% in turnover, JoinHands Technology recorded a loss of approximately Rmb1.2 million during the Period.

FINANCIAL ANALYSIS

During the Period, the Group was able to maintain a high rate of growth in operating results, with sound financial position and steady growth in cash flow from operating activities.

For the six months ended June 30, 2004, the Group recorded turnover of Rmb1,474.4 million and profit attributable to shareholders of Rmb602.4 million, representing an increase of 34.0% and 22.4% respectively over the same period last year. Earnings per share increased by 22.4% to Rmb13.87 cents.

Borrowings and Debt Repayment Ability

Interest-bearing Borrowings

As at June 30, 2004, the Group's interest-bearing borrowings was Rmb2,447.2 million in aggregate, representing a decrease of Rmb273.0 million from that in the beginning of the Period. Of the total interest-bearing borrowings, short-term interest-bearing borrowings and long-term interest-bearing borrowings amounted to Rmb726.0 million and Rmb1,721.2 million respectively, representing a decrease of 25.6% and 1.3% from that in the beginning of the Period.

The Group's finance costs decreased by 15.8% during the Period to Rmb56.0 million. The decrease was mainly attributable to the further reduction in the borrowings from domestic commercial banks by the Company and its subsidiary, Shangsan Co. At the end of the Period, the Group's borrowings from domestic commercial banks decreased from Rmb1,170 million at the end of the same period last year to Rmb550 million.

During the Period, the coupon rate of the corporate bonds issued by the Company was 4.29% per annum, with interests payable once a year. Interest rates of the Group's semi-annual and annual borrowings from domestic commercial banks in Renminbi were 4.536% and 5.045% respectively during the Period, whereas the effective interest rate of US Dollar loans extended by the World Bank was 4.85%. Interest rate of government loans in Renminbi was the same as that applicable on December 31, 2003.

Except for the US Dollar loans extended by the World Bank that bears interest at a floating rate, the interest rates of the Group's other interest-bearing borrowings were fixed.

Asset-liability Ratio

As at June 30, 2004, the Group's asset-liability ratio was 24.8%, representing a decrease from 26.0% at the end of 2003. The continuous decrease in asset-liability ratio during the recent years has provided ample room for debt financing. Subject to the macroeconomic control measures introduced by the PRC government during the first half of the year, the banks implemented more stringent controls over credit facilities, which has enhanced the Group's comparative advantage in obtaining debt financing.

Liability to Equity Ratio

Liability to equity ratio is also known as gearing ratio, which reflects the Group's solvency in the context of capital structure.

As at June 30, 2004, shareholders' equity, fixed rate liabilities, floating rate liabilities and interest-free liabilities of the Group amounted to Rmb10,270.6 million, Rmb1,622.6 million, Rmb824.6 million and Rmb2,345.2 million respectively, representing 68.2%, 10.8%, 5.5% and 15.5% to total assets of the Group. Gearing ratio (total liabilities over shareholders' equity) was 46.7% (December 31, 2003: 51.1%), which reflected a relatively reasonable debt capital structure and strong solvency of the Group.

Interest Cover Ratio

During the Period, with interest expenses at Rmb56.0 million (corresponding period in 2003: Rmb80.7 million, including capitalized interests of Rmb14.1 million), profit before interest and tax at approximately Rmb987.8 million, the Group's interest cover ratio (profit before interest and tax over interest expenses) was 17.6 (corresponding period in 2003: 10.2).

Financial Resources and Liquidity

Financial Resources

As at June 30, 2004, the Group had cash and cash equivalents of Rmb508.4 million in aggregate, time deposits of Rmb258.8 million and short-term investment of Rmb895.1 million, totaling Rmb1,662.3 million, representing a decrease of 13.6% compared with Rmb1,923.1 million at the end of 2003. Of which, short-term investment decreased by 18.9% compared with Rmb1,104.3 million at the end of 2003.

During the Period, among the Group's short-term investment, the amount held in treasury bonds fell by 23.6%. As at June 30, 2004, treasury bonds accounted for 86.7% of the Group's total investments whereas the remaining comprised mainly of close-ended securities

Long-term investments		1,000	1,000
Goodwill		91,592	97,717
		13,319,435	13,069,330
Current assets			
Short-term investment		895,153	1,104,266
Inventories		4,885	3,056
Trade receivables	8	12,084	21,771
Other receivables		64,307	51,469
Cash and cash equivalents		767,176	818,795
		1,743,605	1,999,357
Current liabilities			
Trade payables	9	344,078	367,521
Profit tax payable		230,385	189,848
Other taxes payable		16,782	27,946
Other payables and accruals		289,570	260,077
Interest-bearing bank and other borrowings		725,950	975,950
Dividend payable		53,348	19,070
		1,660,113	1,840,412
Net current assets/(liabilities)		83,492	158,945
Total assets less current liabilities		13,402,927	13,228,275
Non-current liabilities			
Interest-bearing bank and other borrowings		721,260	744,176
Long-term bonds		1,000,000	1,000,000
Deferred tax		353,907	325,703
		2,075,167	2,069,879
Minority interests		1,057,114	1,012,417
		10,270,646	10,145,979
Capital and reserves			
Issued capital		4,343,115	4,343,115
Reserves		5,753,806	5,325,121
Proposed dividend		173,725	477,743
		10,270,646	10,145,979

Notes:

1. **Basis of preparation**

   The consolidated interim financial statements have been prepared in accordance with the Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" and the disclosure requirements of the Hong Kong Companies Ordinance. These statements have been prepared under the historical cost convention, modified with respect to the measurement of investments in securities.

2. **Turnover and segment information**

   During the Period, the principal activities of the Group did not change. The operating results by principal activities are summarized as follows:

	For the six months ended June 30, 2004		2003	
	Turnover	Profit contribution	Turnover	Profit contribution
	Unaudited	*Unaudited*	*Unaudited*	*Unaudited*
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Segment by business activities				
- Toll	1,376,019	997,021	1,040,329	764,572
- Service areas	79,921	20,099	46,871	11,549
- Advertising	18,427	10,221	12,717	7,530
	1,474,367	1,027,341	1,099,917	783,651
Other revenue		(6,361)		56,033
Administrative expenses		(37,959)		(29,908)
Other operating expenses		(15,255)		(12,846)
Profit from operating activities		967,766		796,930

   No further analysis of the turnover and profit from operating activities by geographical segment was prepared as the turnover and profit from operating activities of the Group were all generated from Zhejiang Province, the PRC, during the Period.

3. **Other revenue**

	For the six months ended June 30, 2004	2003
	Unaudited	*Unaudited*
	Rmb'000	*Rmb'000*
Revenue/(loss) from short-term securities investments	(36,648)	30,683
Interest income	5,295	8,208
Rental income	10,629	11,199
Trailer income	8,719	4,573
Exchange gain	137	—
Other miscellaneous income	5,507	1,370
Total	(6,361)	56,033

	June 30, 2004	December 31, 2003
	Unaudited	*Audited*
	Rmb'000	*Rmb'000*
Within 1 year	9,483	19,116
1 to 2 years	—	54
Over 2 years	2,601	2,601
Total	12,084	21,771

The Group allows an average credit period of approximately 180 days to its trade customers.

9. **Trade payables**

   The aging analysis of trade payables as at June 30, 2004 and the comparative figures of December 31, 2003 are as follows:

	As of June 30, 2004	As of December 31, 2003
	Unaudited	*Audited*
	Rmb'000	*Rmb'000*
Within 1 year	332,613	318,116
1 to 2 years	7,560	44,844
2 to 3 years	1,878	2,218
Over 3 years	2,027	2,343
Total	344,078	367,521

BUSINESS REVIEW

During the Period, both the core business of toll road operations and other businesses of toll road-related operations underwent substantial growth, a growth fueled by an estimated year-on-year GDP growth rate of 15.5% in Zhejiang Province where all of the Group's business operations are carried out.

Compared to the same period in 2003, overall turnover grew 34.0% to Rmb1,474.4 million during the Period, of which turnover attributable to toll road operations grew 32.3% while turnover attributable to toll road-related business operations grew at an extraordinary rate of 65.0%, reflecting a higher rate of growth in demand for ancillary services along the expressways operated by the Group.

Toll Road Operations

Shanghai-Hangzhou-Ningbo Expressway remained the major revenue generator of the Group during the Period, contributing to approximately 76.2% of the Group's total toll income. Traffic volume on the expressway grew 31.2% year-on-year, averaging 32,926 full-trip equivalents per day, while toll income grew 29.8%, totaling approximately Rmb1,106.1 million.

Phase I of the project to widen the Shanghai-Hangzhou-Ningbo Expressway from four lanes to eight lanes (the "Widening Project") was completed in December 2003. This had substantially improved traveling conditions along the 44km section between Hongken and Guzhu, allowing higher average travel speed and less congestion, in addition to increasing the vehicle handling capacity of the widened section from 55,000 passenger-car-units ("pcu") per day to 100,000 pcu per day.

As a newer expressway in terms of operation history, Shangsan Expressway continued to enjoy a higher growth rate than the Shanghai-Hangzhou-Ningbo Expressway in traffic volume and toll income, increasing its share of contribution to the Group's total toll income from 22.4% in 2003 to 23.8% during the Period. During the Period, traffic volume on the expressway grew 40.3% year-on-year to an average of 18,987 full-trip equivalents per day, and toll income grew 41.0%, totaling approximately Rmb345.9 million.

Large-scale maintenance works on the Shanghai-Hangzhou-Ningbo Expressway, including the road surface-overlaying project that started in 2002, was drawing to a conclusion for the most part during the first half of this year. While some of these maintenance works have inevitably brought inconvenience to expressway travelers at times, the overall impact on the normal traffic flow has been limited as a result of the successful implementation of extensive site management measures.

Toll Road-Related Business Operations

Established in May 2003, Zhejiang Expressway Investment Development Co., Ltd. ("Development Co"), a 51% owned subsidiary of the Company, is engaged in the operation of service areas where facilities such as restaurants, gas stations and shops are made available to travelers, as well as roadside advertising and vehicle servicing businesses, along the two expressways operated by the Group.

The strong growth in traffic volume on the two expressways was accompanied by tremendous increase in demand for ancillary services, leading to substantial expansion in the relevant business operations during the Period. Turnover attributable to service areas and roadside advertising operations grew 70.5% and 44.9%, respectively, compared to the same period in 2003 on a pro forma basis. Net profit realized by Development Co was approximately Rmb13.7 million during the Period, representing a pro forma increase of 43.5% compared to the same period in 2003.

To further explore roadside advertising businesses opportunities along other operational expressways within Zhejiang Province, a new subsidiary company named Hangzhou Lutong Advertising Co., Ltd. was established under Development Co on July 27, 2004, with Development Co holding 51% equity interest. Registered capital for the new advertising company is Rmb3 million.

Long-term Investments

The Company also had a number of long-term investments that included a 50% interest in Hangzhou Shida Highway Co., Ltd. ("Shida Co"), a jointly-controlled entity that operates the 9.45km Shida Road; a 50% interest in Zhejiang Expressway Petroleum Development Co., Ltd. ("Petroleum Co"), an associate company that operates retail and wholesale petroleum products throughout Zhejiang Province; and a 27.58% interest in JoinHands Technology Co., Ltd. ("JoinHands Technology"), a computer software and hardware company.

Owing to continued enhancement to the expressway network around Hangzhou City, Shida Road had seen its traffic volume grow 72.2% and toll income grow 71.6% during the Period, compared to the same period in 2003. Net profit achieved by Shida Co was approximately Rmb20.4 million, representing an increase of 205.0% over the same period in 2003.

[illegible] 30, 2004, net cash flow from operating activities amounted to Rmb1,030.3 million.

As at June 30, 2004, the Group's current assets amounted to Rmb1,743.6 million in aggregate, of which account receivables, other receivables and inventories accounted for 4.7% (December 31, 2003: 3.8%). Current ratio (current assets over current liabilities) was 1.1, reflecting adequate working capital held by the Group.

Liquidity of the Group's assets was also reflected by "cash ratio", which is the ratio of cash asset (comprising cash, cash equivalents and time deposits and short-term investment) to current liabilities. As at June 30, 2004, cash ratio was 1.0, reflecting the Group's strong short-term solvency and relatively small risks in loss of realization.

In view of the above, the Directors believe that the Group has sufficient financial resources to meet its operational needs in the foreseeable future.

Capital Expenditure Commitments and Utilization

As at December 31, 2003, capital expenditure committed by the Group was Rmb5,053.0 million. During the Period, Rmb408.0 million was utilized, of which Rmb390.0 million was used on the Widening Project.

As at June 30, 2004, capital expenditure committed by the Group was Rmb4,645.0 million, of which approximately Rmb4,052.0 million would be used on the Widening Project.

Contingent Liabilities and Pledge of Assets

Other than a loan guarantee of Rmb30.0 million provided in favor of Hangzhou Shida Highway Co., Ltd. ("Shida Co.") a jointly controlled entity, in respect of a commercial bank loan of the same amount extended to Shida Co from September 2001 to September 2009, the Group did not have any contingent liabilities as at June 30, 2004. In addition, the Group had no pledge of assets during the Period.

Foreign Exchange Exposure

The Group has a World Bank loan of approximately Rmb824.6 million, denominated in US Dollars and borrowed for the construction of the Shanghai-Hangzhou-Ningbo Expressway. In addition, dividends for H shares payable by the Company are settled in HK dollars.

In view of the stable exchange rate between Renminbi and US dollars, the Directors do not foresee any material foreign exchange risk for the Group. However, there is no assurance that any foreign exchange exposure will not adversely affect the operating results of the Group in the future.

HUMAN RESOURCES

A main objective of the Company's human resources strategy is to build a team that is highly professional, with leading qualifications in the toll road industry across all levels. Since the beginning of this year, further emphasis has been placed on attracting and retaining professional talents whose qualifications are crucial to our business operations.

Other than the above, there were no significant changes to the Company's overall number of employees, the remuneration policies, bonus schemes and training schemes since December 31, 2003 as disclosed in its latest annual report.

OUTLOOK

The macroeconomic controls that had taken place in the PRC during the Period are expected to have lasting impact well into the second half of this year. In Zhejiang Province, economic growth in the second half of the year is expected to slow down from the extraordinary 15.5% GDP growth rate attained in the first half. Latest forecasts on the annual GDP growth rate for the Province, however, remains at 14.0%, a rate that should continue to create strong demand for road transport in and around the Yangtze River Delta Area.

Since June 20, 2004, concerted efforts of the relevant authorities to crack down on overloading practices by trucks are already showing encouraging results. There may be additional corresponding measures to be carried out in the second half of this year, the immediate impact of which is difficult to predict, but we are confident that the stated goal of creating a safer, more orderly road transport system will be achieved, and that such prospects should be beneficial to toll road operators such as the Company in terms of increased truck traffic and reduced damages to roads and bridges.

The ongoing Phase II of the Widening Project has been progressing as planned, with completion date remaining unchanged around the end of 2005, though recent fluctuations in the prices of construction materials have led to a small increase in construction costs for the time being. Commencement of construction for Phase III, however, has been delayed due to a slowdown by the relevant authorities in granting land use rights, though it is not expected to adversely affect the normal operation of the Shanghai-Hangzhou-Ningbo Expressway.

Slower traffic volume growth is expected for the expressways operated by the Group for the second half of the year compared to the first half due to a number of short-term factors: anticipated slowdown in economic growth; uncertainties created by the efforts to stop overloading practices by trucks; short-term interferences from the ongoing Widening Project and road maintenance projects at certain sections of Shanghai-Hangzhou-Ningbo Expressway; and a higher basis of comparison during the same period last year. Despite the above, however, prospects for continued strong business growth for both the toll road operations and the toll road-related operations of the Group remain positive, as economic fundamentals of the Yangtze River Delta Region remain strong.

PURCHASE, SALE AND REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor its subsidiaries had purchased, sold, redeemed or cancelled any of the Company's shares during the Period.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Directors are not aware of any information that would reasonably indicate that the Company is, or was for any part of the Period, not in compliance with the Code of Best Practice set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong.

APPRECIATIONS

Let me take this opportunity to thank all our employees and staff for their good work and dedication in bringing yet another set of satisfactory results.

By Order of the Board
GENG Xiaoping
Chairman

Hangzhou, August 16, 2004

As at the date of this announcement, the executive directors of the Company are: Messrs. Geng Xiaoping, Fang Yunti, Zhang Jingzhong and Xuan Daoguang; the non-executive directors are: Messrs. Zhang Luyun and Zhang Yang; and the independent non-executive directors are: Messrs. Tung Chee Chen, Zhang Junsheng and Zhang Liping.

Appendix 4.

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 0576)

Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (the "EGM") of Zhejiang Expressway Co., Ltd. (the "Company") will be held at 10:00a.m. on October 12, 2004 at 18th Floor, Zhejiang World Trade Center, 122 Shuguang Road, Zhejiang, Hangzhou 310007, the People's Republic of China (the "PRC"), for considering and approving the following ordinary resolution:

To pay an interim dividend of Rmb4.0 cents per share in respect of the six months ended June 30, 2004, representing approximately 34% of net profit of the Company available for distribution to shareholders during the period.

By Order of the Board
ZHANG Jingzhong
Company Secretary

Hangzhou, August 17, 2004

As at the date of this announcement, the executive directors of the Company are: Messrs. Geng Xiaoping, Fang Yunti, Zhang Jingzhong and Xuan Daoguang; the non-executive directors are: Messrs. Zhang Luyun and Zhang Yang; and the independent non-executive directors are: Messrs. Tung Chee Chen, Zhang Junsheng and Zhang Liping.

Notes:

1. Registration procedures for attending the EGM

   (1) Holders of H shares of the Company ("H Shares") and domestic shares of the Company ("Domestic Shares") intending to attend the EGM should return the reply slip for attending the EGM to the Company by post or by facsimile (address and facsimile number set out in paragraph 5 below) on or before September 21, 2004.

   (2) A shareholder or his/her/its proxy should produce proof of identity when attending the EGM. If a corporate shareholder appoints its legal representative to attend the EGM, such legal representative shall produce proof of identity and a copy of the resolution of the board of directors or other governing body of such shareholder appointing such legal representative to attend the EGM.

2. Proxy

   (1) A shareholder eligible to attend and vote at the EGM is entitled to appoint, in written form, one or more proxies to attend and vote at the EGM on his/her/its behalf. A proxy needs not to be a shareholder of the Company.

   (2) A proxy should be appointed by a written instrument signed by the appointor or his/her/its attorney. If the appointor is a corporation, the same shall be affixed with its common seal or signed by its director(s) or duly authorized representative(s). If the form of proxy is signed by the attorney of the appointor, the power of attorney or other authorization document(s) of such attorney should be notarized.

   (3) To be valid, the power of attorney or other authorization document(s) (if any, which have been notarized) together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company at the address shown in paragraph 5 below and, in the case of holders of H Shares, to Hong Kong Registrars Limited at Rooms 1901-1905, 19th Floor, Hopewell Center, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time designated for holding of the EGM.

   (4) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote on a poll.

3. Closure of Register of Members

   The register of members holding H shares of the Company will be closed from September 11, 2004 to October 11, 2004 (both days inclusive) during which no transfer of shares will be registered.

4. Eligibility for attending the Extraordinary General Meeting

   Holders of H Shares who intend to attend the EGM must deliver all transfer instruments and the relevant shares certificates to the share registrar for H shares of the Company, Hong Kong Registrars Limited (which address is set out in paragraph 5 below), at or before 4:00p.m. on September 10, 2004.

5. Miscellaneous

   (1) The EGM will not last for more than one day. Shareholders who attend shall bear their own traveling and accommodation expenses.

   (2) The address of the share registrar for the H Shares, Hong Kong Registrars Limited, is:

   Rooms 1712-1716
   17th Floor, Hopewell Center
   183 Queen's Road East
   Hong Kong

   (3) The address of the Company is:

   19th Floor, Zhejiang World Trade Center
   122 Shuguang Road
   Hangzhou, Zhejiang 310007
   The PRC

   Telephone No.: (+86)-571-8798 7700
   Facsimile No.: (+86)-571-8795 0329

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 0576)

Connected Transaction

This announcement is made pursuant to Rule 14A.66 of the Listing Rules in connection with the provision of financial assistance by the Company to Shangsan Co under the Guarantees in relation to loan facilities of a principal amount of RMB280,000,000 (HK$264,150,943) and RMB80,000,000 (HK$75,471,698), respectively, granted to Shangsan Co, under the respective Facility Agreement.

Shangsan Co is a connected person of the Company as Huajian Transportation, a substantial shareholder of the Company, owns more than 10% equity interest in Shangsan Co, which is also owned as to 73.625% by the Company. The Company's provision of financial assistance to Shangsan Co pursuant to each Guarantee thus constitutes a connected transaction for the Company under Rule 14A.13(2)(a) of the Listing Rules.

As the aggregate value of financial assistance provided by the Company under the Guarantees represents less than 2.5% of the percentage ratios, and each Guarantee is on normal commercial terms, the provision of the financial assistance thereunder is exempt from the approval of the independent shareholders of the Company but subject to the disclosure requirements under Rule 14A.66 of the Listing Rules.

Group structure (simplified):


Huajian Transportation
11%
18.375%
the Company
73.625%
Shangsan Co

Background

On 16 August 2004, the Board of Directors resolved the Company to enter into two Guarantees to be dated 18 August 2004 in favour of two independent financial institutions in the PRC, namely, Industrial and Commercial Bank of China (Zhejiang Province branch) and Shanghai Pudong Development Bank, in respect of loan facilities of a principal amount of RMB280,000,000 (HK$264,150,943) and RMB80,000,000 (HK$75,471,698), respectively, granted to Shangsan Co under the respective Facility Agreement. The loans under the Facility Agreements are unsecured and the interest rates will be subject to the rates applicable to loans with maturity periods within one year as announced by the Bank of China from time to time. Each Guarantee shall take effect until the expiration of two years from the repayment date of each loan to be drawn down under the respective Facility Agreement. No consideration is receivable by the Company for the provision of the financial assistance under each Guarantee.

Benefits to the Group

The purpose of the facilities under the Facility Agreements is to re-finance the existing bank term loans of Shangsan Co of approximately RMB360,000,000 (HK$339,622,642) in total and with similar interest rates and maturity periods of the new facilities under the Facility Agreements. The new facilities will be applied by Shangsan Co as its general working capital.

On the basis of the foregoing paragraph, the Board of Directors, including the independent non-executive Directors, believes that the terms of each Guarantee are fair and reasonable, are normal commercial terms, and in the best interests of the Group and the Company's shareholders as a whole.

Connected Transaction Implications

Shangsan Co is a connected person of the Company as Huajian Transportation, a substantial shareholder of the Company, owns more than 10% equity interest in Shangsan Co, which is also owned as to 73.625% by the Company. The Company's provision of financial assistance to Shangsan Co pursuant to each Guarantee thus constitutes a connected transaction for the Company under Rule 14A.13(2)(a) of the Listing Rules.

As the aggregate value of financial assistance provided by the Company under the Guarantees represents less than 2.5% of the percentage ratios, and each Guarantee is on normal commercial terms, the provision of the financial assistance thereunder is exempt from the approval of the independent shareholders of the Company but subject to the requirements under Rule 14A.66 of the Listing Rules to disclose such transaction in this announcement and in the next published annual report and accounts of the Company.

Information of the Company

The Company was incorporated on 1 March 1997 in the PRC and is a joint stock limited company with a registered share capital of RMB4,343,114,500 (HK$4,097,277,830) at present. The main business of the Group is investment in, development, operation, management, and collection of tolls, of the Shanghai-Hangzhou-Ningbo Expressway and the Shangsan Expressway, both in the Zhejiang Province of the PRC, and businesses ancillary to the operation of the expressways, such as billboard advertising and operation of service areas on the expressways.

Shangsan Co owns and operates the Group's business relating to collection of road tolls in respect of the Shangsan Expressway.

Definitions

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"Company"	Zhejiang Expressway Co., Ltd. (浙江滬杭甬高速公路有限公司);
"Directors"	the directors of the Company;
"Facility Agreements"	two loan facility agreements each entered into between Shangsan Co and the respective independent financial institution, to be dated 18 August 2004 and for a principal amount of RMB280,000,000 (HK$264,150,943) and RMB80,000,000 (HK$75,471,698), respectively;
"Group"	the Company and its subsidiaries;
"Guarantees"	two guarantee agreements each to be dated 18 August 2004 and entered into by the Company in favour of the respective independent financial institution in respect of the Facility Agreements;
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region;
"Huajian Transportation"	Huajian Transportation Economic Development Center (華建交通經濟開發中心), a state-owned enterprise in the PRC;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;
"percentage ratios"	has the meaning as ascribed to it under the Listing Rules, as applicable to a transaction;
"PRC"	the People's Republic of China;
"RMB"	renminbi, the lawful currency of the PRC;
"Shangsan Co"	Zhejiang Shangsan Expressway Co., Ltd. (浙江上三高速公路有限公司), a PRC-incorporated company; and

The exchange rate used for reference purpose in this announcement is HK$1 to RMB1.06.

By Order of the Board
Geng Xiaoping
Chairman

Hangzhou, 16 August 2004

As at the date of this announcement, the executive directors of the Company are: Messrs. Geng Xiaoping, Fang Yunti, Zhang Jingzhong and Xuan Daoguang; the non-executive directors are: Messrs. Zhang Luyun and Zhang Yang; and the independent non-executive directors are: Messrs. Tung Chee Chen, Zhang Junsheng and Zhang Liping.